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                              SUN HEALTHCARE, INC.
                               OFFER TO EXCHANGE
               9 1/2% SERIES B SENIOR SUBORDINATED NOTES DUE 2001
                           WHICH HAVE BEEN REGISTERED
                 UNDER THE SECURITIES ACT OF 1933, AS AMENDED,
                          FOR ANY AND ALL OUTSTANDING
               9 1/2% SERIES A SENIOR SUBORDINATED NOTES DUE 2001

To: Brokers, Dealers, Commercial Banks,
   Trust Companies and Other Nominees:

    Upon and subject to the terms and conditions set forth in the Prospectus,
dated October   , 1997 (the "Prospectus"), and the enclosed Letter of
Transmittal (the "Letter of Transmittal"), an offer to exchange (the "Exchange Offer") the registered 9 1/2% Series B Senior Subordinated Notes due 2001 (the "New Notes") for any and all outstanding 9 1/2% Series A Senior Subordinated Notes due 2001 (the "Old Notes") is being made pursuant to such Prospectus. The Exchange Offer is being made in order to satisfy certain obligations of Sun Healthcare, Inc. (the "Company") contained in the Registration Rights Agreement, dated as of January 8, 1997, among the Company, the Guarantors and Donaldson, Lufkin & Jenrette Securities Corporation, Credit Suisse First Boston Corporation, J.P. Morgan Securities, Inc. and Nationsbanc Capital Markets, Inc. (the "Initial Purchasers")

    We are requesting that you contact your clients for whom you hold Old Notes regarding the Exchange Offer. For your information and for forwarding to your clients for whom you hold Old Notes registered in your name or in the name of your nominee, or who hold Old Notes registered in their own names, we are enclosing the following documents:

    1.  Prospectus dated October   , 1997;

    2. The Letter of Transmittal for your use and for the information of your clients;

    3. A Notice of Guaranteed Delivery to be used to accept the Exchange Offer if certificates for Old Notes are not immediately available or time will not permit all required documents to reach the Exchange Agent prior to the Expiration Date (as defined below) or if the procedure for book-entry transfer cannot be completed on a timely basis; and

    4. A form of letter which may be sent to your clients for whose account you hold Old Notes registered in your name or the name of your nominee, with space provided for obtaining such clients' instructions with regard to the Exchange Offer.

    Your prompt action is requested. The Exchange Offer will expire at 5:00
p.m., New York City time, on November   , 1997 (the "Expiration Date") (20
business days following the commencement of the Exchange Offer), unless extended by the Company. The Old Notes tendered pursuant to the Exchange Offer may be withdrawn at any time before the Expiration Date.

    To participate in the Exchange Offer, a duly executed and properly completed Letter of Transmittal (or facsimile thereof), with any required signature guarantees and any other required documents, should be sent to the Exchange Agent and certificates representing the Old Notes should be delivered to the Exchange Agent, all in accordance with the instructions set forth in the Letter of Transmittal and the Prospectus.

    If holders of Old Notes wish to tender, but it is impracticable for them to forward their certificates for Old Notes prior to the expiration of the Exchange Offer or to comply with the book-entry transfer procedures on a timely basis, a tender may be effected by following the guaranteed delivery procedures described in the Prospectus under "The Exchange Offer--Guaranteed Delivery Procedures."

    Additional copies of the enclosed material may be obtained from First Trust National Association, the Exchange Agent, First Trust Center, 180 East Fifth Street, St. Paul, Minnesota 55101, Attention: Therese Linscheid, Telephone:
(612) 244-1234, Facsimile: (612) 244-1537.